UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

BB HOLDINGS LIMITED

(formerly Carlisle Holdings Limited)

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BB HOLDINGS LIMITED (formerly Carlisle Holdings Limited)

Date: September 1, 2005	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Press Release

BB HOLDINGS LIMITED ANNOUNCES COMPLETION OF DEMERGER OF

CARLISLE GROUP LIMITED

Belize City, Belize, August 31, 2005 - Further to the announcement by BB Holdings Limited (NASDAQ: BBHL, London: BBHL) (‘BB Holdings’) on August 8, 2005 of the proposed demerger of its UK and Ireland businesses to be effected through a dividend distribution (the ‘BB Holdings Distribution’) of shares in Carlisle Group Limited (London: CXG) (‘Carlisle Group’), the shares in Carlisle Group were admitted to trading on AIM today. The BB Holdings Distribution is therefore now unconditional.

Share certificates representing Carlisle Group shares will be dispatched shortly to qualifying BB Holdings shareholders. Qualifying BB Holdings shareholders will receive approximately two shares in Carlisle Group for each five BB Holdings shares registered in their name at 4:00 pm New York time on August 19, 2005.

For any qualifying BB Holdings shareholders whose holding of (or interest in) BB Holdings shares is not exactly divisible by five, a fractional remainder will arise. All fractional remainders will be aggregated and sold in the market by BB Holdings for the benefit of Carlisle Group Limited.

From today the Carlisle Group shares are tradeable and will be eligible for electronic settlement through CREST in the United Kingdom in the form of Depository Instruments.

Forward Looking Statements

Certain statements in this press release constitute ‘forward looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of BB Holdings, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for BB Holdings’ services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect BB Holdings’ businesses and performance are set forth in submissions by BB Holdings with the United States Securities and Exchange Commission (the SEC) which are available without charge from the SEC at

www.sec.gov.

For further information contact:

BB Holdings	Makinson Cowell
+501 227 7178	+1 (212) 994 9044

Note: This and other press releases are available at the Company’s web site:

http://www.carlisleholdings.com